Filed by Conoco Inc.
                                    Pursuant to Rule 425 under the
                                    Securities Act of 1933

                                    Subject Company:         Conoco Inc.
                                    Commission File No.:     001-14521

                                    Subject Company:         Phillips
                                                             Petroleum Company
                                    Commission File No.:     001-00720


Set forth below is an email sent by Archie Dunham, Chairman and CEO of Conoco Inc., on or after December 11, 2001 to employees of Conoco Inc. relating to the proposed merger between Conoco Inc. and Phillips Petroleum Company.

                                    * * *

     The following text contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in the following text include statements about future financial and operating results and the proposed Conoco/Phillips merger. These statements are not guarantees of future performance, involve certain risks, uncertainties, and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein.

     In any forward-looking statement in which Conoco expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: the risk that Conoco's and Phillips' businesses will not be integrated successfully; costs related to the proposed merger; failure of the Conoco or Phillips stockholders to approve the proposed merger; and other economic, business, competitive and/or regulatory factors affecting Conoco's and Phillips' businesses generally as set forth in Conoco's and Phillips' filings with the SEC, including their Annual Reports on Form 10-K for the fiscal year ended 2000, especially in the Management's Discussion and Analysis section, their most recent Quarterly Reports on Form 10-Q and their Current Reports on Form 8-K. Conoco is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements whether as a result of new information, future events or otherwise.

     In connection with the proposed Conoco/Phillips merger, Conoco, Phillips and CorvettePorsche Corp. (which will be renamed ConocoPhillips in connection with the proposed merger) will file a joint proxy statement/prospectus with the Securities and Exchange Commission (the "SEC"). INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE PROPOSED MERGER WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when it is available) and other documents filed by Conoco with the SEC at the SEC's web site at www.sec.gov. The joint proxy statement/prospectus (when it is available) and these other documents may also be obtained for free from Conoco by calling Conoco at 281-293-6800, and through Conoco's web site at www.conoco.com.

     Conoco and its executive officers and certain other members of management and employees may be soliciting proxies from its stockholders in favor of the proposed merger. Information regarding the persons who may, under the rules of the SEC, be considered to be participants in the solicitation of Conoco's stockholders in connection with the proposed Conoco/Phillips merger is set forth in Conoco's proxy statement for a special meeting of stockholders, dated August 8, 2001 and filed with the SEC on August 3, 2001. Additional information will be set forth in the joint proxy statement/prospectus when it is filed with the SEC.

                                    * * *


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We're off to a great start on the ConocoPhillips merger! This week we named the functional leads of the merger Transition Team, which will be co-chaired by Phil Frederickson of Conoco and John Lowe of Phillips. That announcement can be found on the Pathfinder Intranet site at: http://pathfinder.conoco.net/. The team members bring exceptional leadership and a broad base of expertise to the integration task, and we'll keep you informed of their progress.

We also recently filed the S-4 document with the Securities & Exchange Commission. The S-4 includes a preliminary version of the proxy statement, which communicates the terms of the merger. The proxy statement will be mailed to shareholders, who will use the information to determine how they will vote on the merger proposal.

This week, I will be hosting an informal conference call with energy analysts, and I invite you to listen. The half-hour call will be Thursday, Dec. 13, at 3:30 p.m. Central time, and can be monitored live on the Pathfinder Intranet site. Or you may listen to the replay, which will be available on Pathfinder shortly after the conference call concludes and remain posted until Dec. 27.

We're also continuing to answer employee questions on Pathfinder's "Merger of Equals" site. I wish we could answer every question, but at this early stage a number of issues have not yet been resolved. Please be patient, and we will continue to provide new information as it becomes available.

As we start this new chapter in Conoco's history, it's extremely important that we maintain focus on our business goals and core values -- especially working safely.

Archie